UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Warrant Inducement Transaction

On May 22, 2024, Biodexa Pharmaceuticals PLC (the “Company”) entered into letter agreements (the “Agreements”) with certain accredited holders (collectively, the “Holders”) of the Company’s outstanding Series E warrants (“Series E Warrants”) and Series F warrants (“Series F Warrants”) issued on December 21, 2023 (collectively, the “Existing Warrants”). Pursuant to the Agreements, the exercise price of each Existing Warrant that is being exercised will be reduced to $1.50 per share. Each Holder that exercises its Existing Warrants pursuant to the Agreement, will receive one (1) replacement warrant for each Series E Warrant exercised (“Series G Warrants”) and one (1) replacement warrant for each Series F Warrant exercised (“Series H Warrants,” and collectively with the Series G Warrant, the “Replacement Warrants”).

The Replacement Warrants will be exercisable immediately and expire after five (5) years, for the Series G Warrants, and one (1) year, for the Series H Warrants, from the date of issuance. The Replacement Warrants will be subject to adjustment in the event of stock splits, dividends, subsequent rights offerings, pro rata distributions, and certain fundamental transactions, as more fully described in the Replacement Warrants. The Replacement Warrants contain standard anti-dilution provisions but do not contain any price protection provisions with respect to future securities offerings of the Company.

The Holders are collectively exercising an aggregate of 4,358,322 Existing Warrants consisting of: (i) 1,887,087 Series E Warrants and (ii) 2,471,235 Series F Warrants. The Holders are exercising all of their Existing Warrants. As a result of the exercises, the Company will issue an aggregate of 4,358,322 of its American depositary shares (“ADSs”), with each ADS representing 400 of the Company’s ordinary shares, nominal value £0.001 per share (the “Ordinary Shares”). The shares underlying the Existing Warrants have all been registered on a Form S-1 registration statement (File No. 333-274895). The closing is expected to take place on or about May 22, 2024, subject to customary closing conditions. The Company anticipates receiving gross proceeds of approximately $6,500,000.00, before deducting placement agent fees and estimated offering expenses.

In the event that the exercise of Existing Warrants would cause the Holder to exceed the beneficial ownership limitation provisions contained in the Existing Warrants, the Company shall only issue such number of shares that would not cause the Holder to exceed the maximum amount permitted thereunder, with the balance to be held in abeyance until notice from the Holder that the balance (or portion thereof) may be issued in compliance with such limitations.

The Company agreed to file a resale registration statement registering the shares underlying the Replacement Warrants (“Resale Registration Statement”) within fifteen (15) days after the Agreement, and to use commercially reasonable efforts to cause the Resale Registration Statement to be effective within forty-five (45) days of the initial filing date of the Agreement.

Subject to the terms of the Agreement, the Company will be required to pay certain liquidated damages if the shares underlying the Replacement Warrants are not registered for resale or in the event that the Company fails to remove the restrictive legend on the shares underlying the Replacement Warrants on a timely basis as more fully described in the Agreement.

In the event that the shares underlying the Replacement Warrants are not subject to an effective registration statement at the time of exercise, the Replacement Warrants may be exercised on a cashless basis at any time after six (6) months from the issuance date.

In connection with the transactions contemplated in the Agreement, the Company agreed to pay its placement agent, Ladenburg Thalmann & Co., Inc. (the “Placement Agent”) a cash fee equal to 8.0% of the gross proceeds received by the Company in the transactions contemplated by the Agreements.

The foregoing descriptions of the Agreements, Series G Warrants and Series H Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the Agreements, Series G Warrants and Series H Warrants, copies of which are attached to this Report on Form 6-K as Exhibits 4.1, 4.2 and 10.1, respectively.

The information included under the heading “Warrant Inducement Transaction” of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-214969) and Form F-3 (File No. 333-233901) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibits 4.1, 4.2 and 10.1 are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Other Events

On May 22, 2024, the Company issued a press release disclosing the material terms of the transactions contemplated by the Agreement, a copy of which is furnished as Exhibit 99.1 and incorporated herein by reference.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of May 2024 is:

Exhibit No.	Description
4.1	Form of Series G Warrant.
4.2	Form of Series H Warrant.
10.1	Form of Letter Agreement.
99.1	Press Release, dated May 22, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: May 22, 2024	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer